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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 3)

Lowrance Electronics, Inc.
(Name of Subject Company)

Lowrance Electronics, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

54890010
(CUSIP Number of Class of Securities)

Darrell J. Lowrance
President and Chief Executive Officer
Lowrance Electronics, Inc.
12000 East Skelly Drive
Tulsa, Oklahoma 74128
(918) 437-6881

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

COPIES TO:

Marcus A. Watts
Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis
Houston, Texas 77002
(713) 226-1200

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 2006 by Lowrance Electronics, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 to Schedule 14D-9 filed on February 23, 2006 and Amendment No. 2 to Schedule 14D-9 filed on February 28, 2006, relating to an offer by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway, conducted through its wholly-owned subsidiary, Navico Acquisition Corp., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, $0.10 par value per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

        Item 8 is hereby amended by adding the following subsection (e):

  "(e)
  Expiration of Offer; Subsequent Offering Period

          The Offer expired at 12:00 Midnight, New York City time, on Tuesday, February 28, 2006. According to Mellon Investor Services, LLC, the depositary for the Offer, as of 12:00 Midnight, New York City time, February 28, 2006, approximately 4,105,658 Shares were tendered pursuant to the Offer and not withdrawn, including 286,150 Shares tendered by notice of guaranteed delivery, which represents approximately 80% of all outstanding Shares. Sub has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

          On March 1, 2006, the Company and Parent announced in a press release that Sub has commenced a subsequent offering period for all remaining untendered Shares expiring at 12:00 Midnight, New York City time, on Friday, March 3, 2006, unless further extended. Sub will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. Shares tendered during the subsequent offering period may not be withdrawn. Parent and Sub reserve the right to extend the subsequent offering period in accordance with applicable law. The full text of the press release issued by the Company and Parent is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference."

ITEM 9. EXHIBITS.

        The following Exhibit is added to Item 9:

          "(a)(5)(C) Joint Press Release of Lowrance Electronics, Inc. and Simrad Yachting AS dated March 1, 2006."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOWRANCE ELECTRONICS, INC.
Dated: March 1, 2006	By:	/s/ DARRELL J. LOWRANCE Darrell J. Lowrance President and Chief Executive Officer

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